URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of June, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE MEETING BETWEEN THE BOARD OF DIRECTORS AND THE SPECIAL INDEPENDENT COMMITTEE HELD ON MAY 25, 2009
(a free translation from the original in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

I.           DATE, TIME AND PLACE: Held on May 25, 2009, at 08:00 a.m., at the headquarters of Votorantim Celulose e Papel S.A. ("VCP"), at Alameda Santos, 1357, 8th floor, in the City of São Paulo.

II.          ATTENDANCE: (i) Messrs. Paulo Henrique de Oliveira Santos, João Carvalho de Miranda and José Luciano Duarte Penido, Members of the Board of Directors of VCP (the "Board of Directors"); (ii) Messrs. José Luiz Osório, Mailson F. da Nóbrega, and Rogério Ladeira Furquim Werneck, members of VCP's Special Independent Committee (the "VCP Committee"); and the undersigned legal and financial advisors.

III.         PRESIDING OFFICERS:    Paulo Henrique de Oliveira Santos – Chairman
          Eduardo Lavini Russo – Secretary

IV.         AGENDA: (i) To inform the Board of Directors of the discussions between the VCP Committee and the Special Independent Committee of Aracruz Celulose S.A. ("Aracruz") on May 14, 2009, described in the attached minutes; (ii) to inform the Board of Directors of the VCP Committee's report of the conditions of the VCP and Aracruz stock swap merger (Incorporação de Ações, or "Stock Swap Merger"). Such report, using several evaluation methods, recommends that the exchange ratio to be observed for the Stock Swap Merger should be within the range of 0.0924 to 0.1347 VCP common share for one Aracruz common share; (iii) to deliver the VCP Committee's report to the Board of Directors.

V.           RESOLUTION: The Board of Directors unanimously approved the report submitted by the VCP Committee.

VI.           CLOSING: As there were no further matters to be discussed, the meeting was adjourned for the time necessary to draft these minutes, which were read, verified, approved and signed by everyone present.

São Paulo, May 25, 2009

Paulo Henrique de Oliveira Santos Chairman	Eduardo Lavini Russo Secretary

Members of the Board of Directors of VCP

Paulo Henrique O. Santos President of the Board of Directors	João Carvalho de Miranda Vice-President of the Board of Directors	José L. D. Penido Member of the Board of Directors

Members of VCP Committee

José L. Osório	Maílson F. da Nóbrega	Rogério L. F. Werneck

Votorantim Celulose e Papel S.A.

Paulo Prignolato Chief Financial and Investor Relations Officer	Gustavo Chiarinelli Barreira Investor Relations Manager

Estáter Gestão e Finanças Ltda.

Pércio F. Rodrigues de Souza	Eleonora Chagas Antici

Banco Bradesco BBI S.A.

Renato Ejnisman	Alessandro Decio Farkuh

Bruno Davila Melo Boetger	Jaime Cardoso Danvila

Rosman, Souza Leão, Franco e Advogados

Luiz Alberto Colonna Rosman

The Stock Swap Merger is being conducted in Brazil pursuant to the Brazilian Corporation Law. Neither Aracruz nor VCP are asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any affiliate of either of those companies. The Stock Swap Merger involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. In addition, it is expected that the Stock Swap Merger will be conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. No offers of securities or offers to buy securities may be conducted in the United States absent registration or an exemption from registration. The new VCP common shares that will be distributed to holders of Aracruz common and preferred shares in connection with the Stock Swap Merger have not yet been registered with the Securities and Exchange Commission ("SEC"). VCP intends to register the new VCP common shares with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and file listing applications (i) with the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros for those common shares and (ii) with the New York Stock Exchange for the new VCP American Depositary Shares that will be distributed to holders of Aracruz American Depositary Shares in connection with the Stock Swap Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: June 3, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer